09055886

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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 050986

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive Suite 200
(No. and Street)

Gig Harbor	Washington	98332
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sajan K. Thomas (253) 853-7852
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sajan K. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Washington
County of Pierce
Subscribed and sworn to (or affirmed) to before me this 5 day of Feb, 2009 by Sajan K Thomas proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Myeonghwa Kendall
Notary Public

Sajan K. Thomas
Signature

President & CEO
Title

Notary Public
State of Washington
MYEONGHWA K KENDALL
My Appointment Expires Dec 1, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Thomas Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

ASSETS

Cash	$ 120,433
Due from clients, net	991,389
Prepaid expenses and deposits	44,662
Furniture and equipment, net of accumulated depreciation of $76,471	56,468
Marketable securities, at market value	61,775
Investments in private investment funds, at estimated fair value	440,403
Other assets	1,406
	$ 1,716,536

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 10,240
Accrued liabilities	6,528
	16,768
COMMITMENTS (Note 6)	
SHAREHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized, issued, and outstanding	2,893,984
Accumulated deficit	(1,194,216)
	1,699,768
	$ 1,716,536

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Investment banking	$ 3,718,896
Interest	65,461
Unrealized loss on marketable securities	(61,950)
Share of loss from private investment funds	(161,353)
	3,561,054
GENERAL AND ADMINISTRATIVE EXPENSES	
Salaries and payroll taxes	2,334,166
Travel and entertainment	179,236
Office expenses	168,976
Professional fees	144,985
Rent	113,865
Insurance	112,722
Telephone	43,408
Other	40,689
Depreciation	21,285
Taxes and licenses	20,691
Website	13,718
Professional development	10,504
	3,204,245
Out-of-pocket expenses	144,437
Less: out-of-pocket expenses reimbursed	(137,412)
	3,211,270
NET INCOME	$ 349,784

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Members' Equity	Common Stock	Accumulated Deficit	Shareholders' Equity
December 31, 2007	$ 2,893,984			
Reorganization (Note 1)	(2,893,984)			
Issuance of common stock	-	2,893,984	-	2,893,984
Distributions	-		(1,544,000)	(1,544,000)
Net income	-	-	349,784	349,784
December 31, 2008	$ -	$ 2,893,984	$ (1,194,216)	$ 1,699,768

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 349,784
Adjustments to reconcile net income to net cash from operating activities	
Change in unrealized loss on marketable securities	61,950
Share of loss from private investment funds	161,353
Depreciation	21,285
Changes in assets and liabilities	
Due from clients, net	708,659
Prepaid expenses and deposits	45,112
Other assets	14,829
Accounts payable	(13,192)
Accrued liabilities	(15,188)
Deferred fees	(58,335)
	1,276,257
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(53,076)
Capital calls for investments in private investment funds	(139,406)
Redemptions from investments in private investment funds	1,144
	(191,338)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(1,544,000)
NET CHANGE IN CASH	(459,081)
CASH, beginning of year	579,514
CASH, end of year	$ 120,433

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during the estimated contract term. The Company recognizes nonrefundable retainer fees when received. A success fee is recognized when earned at the closing of a sale of an investment interest. Reimbursable out-of-pocket expenses are recorded as incurred.

Cash - The Company may hold cash in financial institutions which exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. A portion of this balance is notes with principal amounts of $2,919,252 of which $708,819 is outstanding at December 31, 2008. The interest rate on the notes is 6.00%, payable and due with each principal payment. Principal payments are generally made in six to eight installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at December 31, 2008, no amounts have been reserved for or written-off.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $21,285 for the year ended December 31, 2008.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Note 1 - Description of Operations and Summary of Significant Accounting Policies
(Continued)

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of income.

Practice Development - Costs related to marketing the Company's services are expensed as incurred.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Securities

NASDAQ Securities - At December 31, 2008, the Company owns 2,500 common shares of The NASDAQ Stock Market, Inc. Unrealized loss on marketable securities is $61,950 for the year ended December 31, 2008.

Private Investment Funds - The Company holds investments in seven (7) nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing capital account value as reported by management of the underlying company (Note 6). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Unrealized loss on private investment companies is $137,888 for the year ended December 31, 2008, and is included in share of loss from private investment funds on the accompanying statement of income.

Note 3 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company has net capital of $149,389, which is $144,389 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio at December 31, 2008 is 0.11 to 1.00.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 4 - Reconciliation of Audited Net Capital to Unaudited Form X-17A-5, Part IIA

At December 31, 2008, there is a $1 difference between the audited computation of net capital pursuant to SEC Rule 15c3-1 and the corresponding unaudited Form X-17A-5, Part IIA, summarized as follows:

Net capital per unaudited schedule		$ 149,390
Adjustments:		
Non-allowable assets	(57,609)	
Net loss	57,610	
Other	(2)	
Total adjustments		(1)
Net capital per audited statements		$ 149,389

Note 5 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded profit sharing contributions of $318,722 for the year ended December 31, 2008, of which $5,308 was funded in February 2009.

Note 6 - Commitments

Leases - The Company leases office space. Rent expense for 2008 totals $113,865, of which $45,867 was paid to a landlord of common ownership, and $29,580 was paid to a member of management for the rental of home office space. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year as of December 31, 2008, are as follows:

2009	45,319
2010	46,057
2011	46,057
2012	46,057
2013	46,057
2014 & thereafter	65,250
	$ 294,797

The Company has commitments under subscription agreements to contribute capital to eight (8) private investment funds amounting to approximately $949,000 at December 31, 2008, of which $590,651 has been paid (Note 2). Capital contributions shall be made upon advance written notice by the general partner, which notice shall describe in reasonable detail the expected use of the funds being called.

Note 7 - Major Clients

During 2008, four (4) clients accounted for approximately $3,137,176, or 88% of the Company's total revenues. At December 31, 2008, three of these four clients also owe the Company approximately $849,902, or 86% of amounts due from clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty (Note 1).

Note 8 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at a regional office of the SEC.

SUPPLEMENTAL INFORMATION

THOMAS CAPITAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Shareholders' equity	$ 1,699,768
Deductions	
Due from clients, net	991,389
Other assets	1,406
Prepaid expenses and deposits	44,662
Securities not readily marketable, at estimated fair value	440,403
Furniture and equipment, net	56,468
Haircut on marketable securities	9,266
Undue concentrations haircut	6,785
Net capital	149,389
Minimum net capital required	5,000
Excess net capital	$ 144,389

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 16,768

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Percentage of aggregate indebtedness to net capital	11%
Ratio of aggregate indebtedness to net capital	0.11 to 1.00

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2008, computed by the Company in its unaudited Form X-17A-5, Part IIA, differs by $1 from the above computation. See Note 4.

THOMAS CAPITAL GROUP, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

THOMAS CAPITAL GROUP, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

Thomas Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
Thomas Capital Group, Inc.:

In planning and performing our audit of the financial statements of Thomas Capital Group, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures re ferred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Thomas Capital Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008